Exhibit 99.1

Medigus: Polyrizon Innovative Technology Demonstrated it may Prevent Allergic Reaction Caused by Common Allergens

Polyrizon tested its Capture and Contain (C&C™) proprietary hydrogel technology against house dust mite allergen and Timothy grass pollen allergen in cell culture assays

Tel Aviv, Israel - November 1, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd. (36.8%), informed Medigus that its pre-clinical data demonstrated a potential to prevent allergic reaction induced by house dust mites (HDM) and Timothy grass pollen allergens and may also prevent respiratory tract allergy reactions caused by other allergens.

Data from Polyrizon’s cell-culture study, demonstrates that its Capture and Contain (C&C™) innovative product, PL-14, has the potential to reduce the inflammatory response while challenging the host cells with group 1 allergens from Dermatophagoides pteronyssinus (Der p1) and pollen major allergen (PhlP1) from Timothy grass, which is a common perennial grass native to most of Europe. House dust mites are microscopic, insect-like pests that generate some of the most common indoor substances—or allergens—that can trigger allergic reactions such as rhinitis, asthma and atopic dermatitis, expressed with running nose, itchy eyes, and skin itching in many people.

Grass pollen allergy is one of the most common allergies worldwide and can trigger of allergic rhinitis (hay fever) and asthma symptoms. Pollen seasons can last for several months and exposure is difficult to avoid.

Polyrizon tested a few prototypes of its C&C platform as a shield against Der p1 and PhlP1 allergens. In these studies, the lead product candidate, PL14, prevents the interaction of the allergen with the host cell, as expressed with reduced secretion of the chemokine cytokine IL-8, an important inducer of allergic reactions.

Polyrizon’s lead product candidate, PL-14, has been designed to protect the nasal cavity and the respiratory tract creating an innate immune response by creating a physical barrier. This barrier may prevent allergens from reaching the upper respiratory epithelial cells and may decrease the inflammatory response that leads to allergic reactions.

Recent pre-clinical studies by Polyrizon demonstrated the impact of the C&C product line that was capable to provide a barrier against allergens and a variety of different respiratory viruses such as cold, flu and COVID-19.

The first efficacy results are expected within the next 12 months.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus uses forward-looking statements in this press release when it describes the medical potential of the PL-14. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com